Exhibit 99.2

Financial Information for the Three Months and Six Months Ended June 30, 2024 and 2023 of Kenon and OPC and

Reconciliation of Certain non-IFRS Financial Information

Appendix A

Summary Kenon consolidated financial information

Kenon Holdings Ltd. and its subsidiaries
Consolidated Statements of Financial Position (Unaudited)

	June 30,	December 31,
	2024	2023
	$ millions
Current assets
Cash and cash equivalents	586	697
Short-term deposits and restricted cash	1	1
Trade receivables	96	68
Short-term derivative instruments	4	3
Other investments	164	216
Other current assets	97	111
Total current assets	948	1,096
Non-current assets
Investment in ZIM (associated company)	-	-
Investment in OPC’s associated companies	708	703
Long-term restricted cash	15	16
Long-term derivative instruments	16	14
Deferred taxes, net	10	16
Property, plant and equipment, net	1,771	1,715
Intangible assets, net	311	321
Long-term prepaid expenses and other non-current assets	49	52
Right-of-use assets, net	166	175
Total non-current assets	3,046	3,012
Total assets	3,994	4,108
Current liabilities
Current maturities of loans from banks and others	101	170
Trade and other payables	198	182
Short-term derivative instruments	2	2
Current maturities of lease liabilities	7	5
Total current liabilities	308	359
Non-current liabilities
Long-term loans from banks and others	891	906
Debentures	467	454
Deferred taxes, net	130	137
Other non-current liabilities	151	110
Long-term derivative instruments	17	16
Long-term lease liabilities	54	56
Total non-current liabilities	1,710	1,679
Total liabilities	2,018	2,038
Equity
Share capital	50	50
Translation reserve	(7)	(4)
Capital reserve	67	70
Accumulated profit	1,007	1,087
Equity attributable to owners of the Company	1,117	1,203
Non-controlling interests	859	867
Total equity	1,976	2,070
Total liabilities and equity	3,994	4,108

Kenon Holdings Ltd. and its subsidiaries
Consolidated Statements of Profit or Loss (Unaudited)

	For the six months ended June 30,		For the three months ended June 30,
	2024	2023	2024	2023
	$ millions		$ millions
Revenue	355	312	181	165
Cost of sales and services (excluding depreciation and amortization)	(247)	(232)	(129)	(129)
Depreciation and amortization	(42)	(30)	(22)	(17)
Gross profit	66	50	30	19
Selling, general and administrative expenses	(43)	(47)	(22)	(23)
Other (expenses)/income, net	(7)	(1)	1	(2)
Operating profit	16	2	9	(6)
Financing expenses	(51)	(32)	(31)	(18)
Financing income	20	24	8	11
Financing expenses, net	(31)	(8)	(23)	(7)
Gains/(losses) related to ZIM	111	(1)	111	-
Dividend income	6	-	6	-
Share in profit/(losses) of associated companies, net
- ZIM	-	(43)	-	(31)
- OPC’s associated companies	23	28	4	4
Profit/(loss) before income taxes	125	(22)	107	(40)
Income tax expense	(8)	(10)	-	3
Profit/(loss) for the period	117	(32)	107	(37)
Attributable to:
Kenon’s shareholders	121	(37)	112	(30)
Non-controlling interests	(4)	5	(5)	(7)
Profit/(loss) for the period	117	(32)	107	(37)

Basic/diluted profit/(loss) per share attributable to Kenon’s shareholders (in dollars):
Basic/diluted profit/(loss) per share	2.28	(0.70)	2.13	(0.56)

Kenon Holdings Ltd. and its subsidiaries
Consolidated Statements of Cash Flows (Unaudited)

	For the six months ended June 30,
	2024	2023
	$ millions
Cash flows from operating activities
Profit for the period	117	(32)
Adjustments:
Depreciation and amortization	46	38
Financing expenses, net	31	8
Gains related to ZIM	(111)	1
Share in (profit)/losses of associated companies, net	(23)	15
Share-based payments	3	5
Other expenses, net	8	-
Income tax expense	8	10
	79	45
Change in trade and other receivables	(28)	4
Change in trade and other payables	24	(11)
Cash generated from operating activities	75	38
Income taxes paid, net	(1)	(1)
Dividend received from associate companies, net	13	152
Net cash provided by operating activities	87	189

Kenon Holdings Ltd. and its subsidiaries
Consolidated Statements of Cash Flows (Unaudited), continued

	For the six months ended June 30,
	2024	2023
	$ millions
Cash flows from investing activities
Short-term deposits and restricted cash, net	(1)	30
Short-term collaterals deposits, net	2	20
Investment in long-term deposits, net	1	-
Investment in associated companies, less cash acquired	(8)	(2)
Acquisition of subsidiary, less cash acquired	-	(250)
Acquisition of property, plant and equipment	(137)	(139)
Acquisition of intangible assets	-	(5)
Proceeds from sale of interest in ZIM	111	-
Proceeds from distribution from associated company	-	2
Proceeds from sale of other investments	56	139
Purchase of other investments	-	(50)
Long-term advance deposits	-	(7)
Long-term loans to an associate	-	(24)
Interest received	13	12
Proceeds from transactions in derivatives, net	-	2
Net cash provided by/(used in) investing activities	37	(272)

Cash flows from financing activities
Repayment of long-term loans, debentures and lease liabilities	(66)	(124)
Repayment of short-term loans, net	(55)	-
Investments of holders of non-controlling interests in the capital of a subsidiary	-	129
Investment of non-controlling interest in subsidiary	9	54
Tax equity investment	41	-
Proceeds from issuance of debentures, less issuance expenses	52	267
Proceeds from long-term loans	16	1
Proceeds from derivative financial instruments, net	1	(14)
Costs paid in advance in respect of taking out of loans	-	(5)
Dividend paid	(201)	(150)
Interest paid	(31)	(16)
Net cash (used in)/provided by financing activities	(234)	142

(Decrease)/increase in cash and cash equivalents	(110)	59
Cash and cash equivalents at beginning of the year	697	535
Effect of exchange rate fluctuations on balances of cash and cash equivalents	(1)	(4)
Cash and cash equivalents at end of the period	586	590

Information regarding reportable segments

Information regarding activities of the reportable segments are set forth in the following table.

	For the six months ended June 30, 2024
	OPC Israel	CPV Group	ZIM	Other	Consolidated Results
	$ millions
Revenue	291	64	-	-	355
Depreciation and amortization	(33)	(13)	-	-	(46)
Financing income	4	2	-	14	20
Financing expenses	(32)	(15)	-	(4)	(51)
Gains related to ZIM	-	-	111	-	111
Share in profit of associated companies	-	23	-	-	23
Profit before taxes	3	1	111	10	125
Income tax expense	(7)	-	-	(1)	(8)
(Loss)/profit for the period	(4)	1	111	9	117

	For the six months ended June 30, 2023
	OPC Israel	CPV Group	ZIM	Other	Consolidated Results
	$ millions
Revenue	278	34	-	-	312
Depreciation and amortization	(31)	(7)	-	-	(38)
Financing income	8	3	-	13	24
Financing expenses	(25)	(6)	-	(1)	(32)
Loss related to ZIM	-	-	(1)	-	(1)
Share in profit of associated companies	-	28	(43)	-	(15)
Profit/(loss) before taxes	8	7	(44)	7	(22)
Income tax expense	-	(3)	-	(7)	(10)
Profit/(loss) for the period	8	4	(44)	-	(32)

	For the three months ended June 30, 2024
	OPC Israel	CPV Group	ZIM	Other	Consolidated Results
	$ millions
Revenue	146	35	-	-	181
Depreciation and amortization	(17)	(7)	-	-	(24)
Financing income	1	1	-	6	8
Financing expenses	(17)	(8)	-	(6)	(31)
Gains related to ZIM	-	-	111	-	111
Share in profit of associated companies	-	4	-	-	4
(Loss)/profit before taxes	(1)	(6)	111	3	107
Income tax expense	(1)	1	-	-	-
(Loss)/profit for the period	(2)	(5)	111	3	107

	For the three months ended June 30, 2023
	OPC Israel	CPV Group	ZIM	Other	Consolidated Results
	$ millions
Revenue	147	18	-	-	165
Depreciation and amortization	(19)	(4)	-	-	(23)
Financing income	2	1	-	8	11
Financing expenses	(15)	(4)	-	1	(18)
Share in profit of associated companies	-	4	(31)	-	(27)
(Loss)/profit before taxes	(6)	(8)	(31)	5	(40)
Income tax expense	2	1	-	-	3
(Loss)/profit for the period	(4)	(7)	(31)	5	(37)

Appendix B

Summary of OPC consolidated financial information

OPC’s Consolidated Statements of Profit or Loss (Unaudited)

	For the six months ended June 30,		For the three months ended June 30,
	2024	2023	2024	2023
	$ millions		$ millions
Revenue	355	312	181	165
Cost of sales (excluding depreciation and amortization)	(247)	(232)	(129)	(129)
Depreciation and amortization	(42)	(30)	(24)	(17)
Gross profit	66	50	28	19
Selling, general and administrative expenses	(38)	(42)	(17)	(21)
Other (expenses)/income	(7)	(1)	1	-
Operating profit/(loss)	21	7	12	(2)
Financing expenses	(47)	(31)	(25)	(19)
Financing income	6	11	2	3
Financing expenses, net	(41)	(20)	(23)	(16)
Share in profit of associated companies, net	23	28	4	4
Profit/(loss) before income taxes	4	15	(7)	(14)
Income tax (expense)/benefit	(7)	(3)	-	3
(Loss)/profit for the period	(3)	12	(7)	(11)

Attributable to:
Equity holders of the company	1	11	(4)	(6)
Non-controlling interest	(4)	1	(3)	(5)
(Loss)/profit for the period	(3)	12	(7)	(11)

Summary Data from OPC’s Consolidated Statement of Cash Flows (Unaudited)

	For the six months ended June 30,		For the three months ended June 30,
	2024	2023	2024	2023
	$ millions		$ millions
Cash flows provided by operating activities	89	45	17	17
Cash flows used in investing activities	(139)	(369)	(71)	(295)
Cash flows (Used in)/provided by financing activities	(34)	307	21	86
Decrease in cash and cash equivalents	(84)	(17)	(33)	(192)
Cash and cash equivalents at end of the period	192	221	192	221

Summary Data from OPC’s Consolidated Statement of Financial Position (Unaudited)

	As at
	June 30, 2024	December 31, 2023
	$ millions
Total financial liabilities[1]	1,458	1,530
Total monetary assets[2]	209	278
Investment in associated companies	708	703
Total equity attributable to the owners	1,050	1,061
Total assets	3,441	3,479

1.	Including loans from banks and others and debentures
2.	Including cash and cash equivalents, term deposits and restricted cash

B - 2

Appendix C

Definition of OPC’s Adjusted EBITDA and Adjusted EBITDA (including proportionate share in EBITDA of associated companies) and non-IFRS reconciliation

This press release, including the financial tables, presents OPC’s Adjusted EBITDA (including proportionate share in EBITDA of associated companies), which is non-IFRS financial measures.

OPC’s Adjusted EBITDA (including proportionate share in EBITDA of associated companies) is defined as net profit/(loss) before depreciation and amortization, financing expenses, net, share of depreciation and amortization and financing expenses, net, included within share of profit of associated companies, net, income tax expense, changes in net expenses, not in the ordinary course of business and/or of a non-recurring nature, other income/(expenses) and share of changes in fair value of derivative financial instruments. Adjusted EBITDA (including proportionate share in EBITDA of associated companies) is not recognized under IFRS as a measure of financial performance and should not be considered as a substitute for net profit or loss, cash flow from operations or other measures of operating performance determined in accordance with IFRS. Adjusted EBITDA (including proportionate share in EBITDA of associated companies) is not intended to represent funds available for dividends or other discretionary uses because those funds may be required for debt service, capital expenditures, working capital and other commitments and contingencies. There are limitations that impair the use of Adjusted EBITDA (including proportionate share in EBITDA of associated companies) as a measures of OPC’s profitability since it does not take into consideration certain costs and expenses that result from OPC’s business that could have a significant effect on net profit, such as financial expenses, taxes, and depreciation and amortization.

OPC believes that the disclosure of Adjusted EBITDA (including proportionate share in EBITDA of associated companies) provides useful information to investors and financial analysts in their review of OPC’s, its subsidiaries’, and its associated companies’ operating performance and in the comparison of such operating performance to the operating performance of other companies in the same industry or in other industries that have different capital structures, debt levels and/or income tax rates.

Set forth below is a reconciliations of OPC’s profit/(loss) to Adjusted EBITDA (including proportionate share in EBITDA of associated companies) for the periods presented. Other companies may calculate Adjusted EBITDA (including proportionate share in EBITDA of associated companies) differently, and therefore this presentation of Adjusted EBITDA (including proportionate share in EBITDA of associated companies) may not be comparable to other similarly titled measures used by other companies.

	For the three months ended June 30,
	2024	2023
	$ millions
Loss for the period	(7)	(11)
Depreciation and amortization	24	23
Financing expenses, net	23	16
Share of depreciation and amortization and financing expenses, net, included within share of profit/(losses) of associated companies, net	26	20
Income tax expense	-	(3)
Share of changes in fair value of derivative financial instruments	-	(2)
Changes in net expenses, not in the ordinary course of business and/or of a non-recurring nature	-	3
Other expenses	-	1
Adjusted EBITDA (including proportionate share in EBITDA of associated companies)	66	47

Appendix D

Summary Financial Information of OPC’s Subsidiaries

The tables below set forth debt, cash and cash equivalents, and debt service reserves for OPC’s subsidiaries as of June 30, 2024 and December 31, 2023 (in $ millions):

As at June 30, 2024	OPC Energy	OPC-Rotem	OPC-Hadera	OPC-Tzomet	OPC-Gat	CPV Keenan	Others	Total

D Debt (including accrued interest)	54	-	171	296	115	76	155	867
Cash and cash equivalents (including restricted cash used for debt service)	43	2	26	25	3	-	94	193
Derivative financial instruments for hedging principal and/or interest	-	-	10	-	-	5	(1)	14
Net debt*	11	2	135	271	112	71	59	661

As at December 31, 2023	OPC Energy	OPC-Rotem	OPC-Hadera	OPC-Tzomet	OPC-Gat	CPV Keenan	Others	Total

D Debt (including accrued interest)	56	-	177	306	120	79	161	899
Cash and cash equivalents (including restricted cash used for debt service)	44	2	27	26	3	-	93	195
Derivative financial instruments for hedging principal and/or interest	-	-	10	-	-	5	(1)	14
Net debt*	12	(2)	140	280	116	73	69	688

*Net debt is defined as debt minus cash and cash equivalents and deposits and restricted cash.

Appendix E

Definition of ZIM’s Adjusted EBITDA and non-IFRS reconciliation

This press release presents ZIM’s Adjusted EBITDA, which is a non-IFRS financial measure.

ZIM defines Adjusted EBITDA for each period as profit/(loss) adjusted to exclude depreciation and amortization, financial expenses/(income), net, and income tax expense / (benefits), in order to reach EBITDA, and further adjusted to exclude impairments of assets, non-cash charter hire expenses, capital gains/(losses) beyond the ordinary course of business and expenses related to legal contingencies. Adjusted EBITDA is not recognized under IFRS as a measure of financial performance and should not be considered as a substitute for net profit or loss, cash flow from operations or other measures of operating performance determined in accordance with IFRS. Adjusted EBITDA is not intended to represent funds available for dividends or other discretionary uses because those funds may be required for debt service, capital expenditures, working capital and other commitments and contingencies. There are limitations that impair the use of Adjusted EBITDA as a measure of ZIM’s profitability since it does not take into consideration certain costs and expenses that result from ZIM’s business that could have a significant effect on net profit, such as financial expenses, taxes, and depreciation and amortization.

ZIM believes that the disclosure of Adjusted EBITDA enables the comparison of operating performance between periods on a consistent basis. This measure should not be considered in isolation, or as a substitute for operating income, any other performance measure, or cash flow data, which were prepared in accordance with IFRS as measures of profitability or liquidity. In addition, non-IFRS financial measures may not be comparable to similarly titled measures reported by other companies, due to differences in the way these measures are calculated.

Set forth below is a reconciliation of ZIM’s profit/(loss) to Adjusted EBITDA for the periods presented(*).

	For the three months ended June 30,
	2024	2023
	$ millions
Profit/(loss) for the period	373	(213)
Depreciation and amortization	278	422
Financing expenses, net	93	104
Income tax expense/(benefits)	2	(59)
EBITDA	746	254
Capital loss, beyond the ordinary course of business	-	21
Expenses related to legal contingencies	20	-
Adjusted EBITDA	766	275

* The table above may contain slight summation differences due to rounding.